PHILLIP R. POLLOCK Email: prpollock@tobinlaw.com	TOBIN & TOBIN A PROFESSIONAL CORPORATION 500 SANSOME STREET EIGHTH FLOOR SAN FRANCISCO, CALIFORNIA 94111-3214 FACSIMILE (415) 433-3883 (415) 433-1400	RICHARD TOBIN (1852-1887) ROBERT TOBIN (1875-1889) CYRIL R. TOBIN (1905-1977)

August 13, 2009

Lauren Nguyen, Esq.
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Re:	Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.
Amendment No. 1 to Registration Statement on Form S-3/A
Filed July 17, 2009
File Nos.  333-159791, 333-159791-01

Dear Ms. Nguyen:

On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission via EDGAR Amendment No. 2 to the above-referenced Registration Statement on Form S-3/A filed July 17, 2009.

Set forth below are our responses to the Staff’s comment letter dated July 28, 2009.  For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Registration Statement on Form S-3

General

1.           While we note your response to prior comment 2, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response:  We confirm that unexecuted forms of the finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Additionally, we confirm that we will file executed finalized agreements, which may contain nonmaterial changes from the previously filed unexecuted form of finalized agreement, following the filing date of the Rule 424(b) prospectus.

TOBIN & TOBIN
Lauren Nguyen, Esq.
Securities and Exchange Commission
August 13, 2009

Base Prospectus

Underwriting Guideline Exceptions, page 7

2.           We note your response to prior comment 6; however, please revise the Loan Program – Underwriting Standards section of your base prospectus beginning on page 33 to disclose information regarding any allowable exceptions to underwriting criteria, including the extent to which such underwriting standards may be overridden.  Please also revise each prospectus supplement to confirm that you will provide disclosure describing the characteristics of the exception loans, if applicable.  Refer to Item 1111(a)(3) of Regulation AB.

Response:  We have revised the Loan Program – Underwriting Standards section of the Base Prospectus beginning on page 33 to disclose information regarding any allowable exceptions to underwriting criteria, including the extent to which such underwriting standards may be overridden.  Additionally, we have revised each of prospectus supplement Versions 1 through 5 to confirm that we will include certain statistical information regarding the exception loans in Annex A and provide a narrative summary disclosure of the characteristics of the exception loans and general disclosure of the originator’s underwriting guidelines and exceptions allowed.

Recent Actions to Reduce, Suspend or Delay Foreclosure, page 83

3.           While we note your response to prior comment 7, please revise to include bracketed placeholders in each prospectus supplement to confirm that you will disclose data regarding how many loans have been modified by each category of modification pursuant to loan modification programs.

Response:  We have revised each of prospectus supplement Versions 1 through 5 to include language under DESCRIPTION OF THE MORTGAGE POOL/DESCRIPTION OF THE HELOC LOAN POOL/DESCRIPTION OF THE POOLED SECURITIES, respectively, and also to include bracketed placeholders in Annex A of each respective supplement to confirm that we will disclose data in Annex A of each respective supplement regarding how many loans have been modified by each category of modification pursuant to loan modification programs.

TOBIN & TOBIN
Lauren Nguyen, Esq.
Securities and Exchange Commission
August 13, 2009

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

TOBIN & TOBIN

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/pp

cc:	Michelle Lacko, Esq.
Staff Attorney – Division of Corporation Finance
Mr. Martin S. Hughes